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03050064

ICK, HERRINGTON & SUTCLIFFE LLP
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'12-506-5151
.ORRICK.COM

April 10, 2003


SEC MAIL PROCESSING
RECEIVED
APR 15 2003
WASH, D.C. 207 SECTION

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is Press Releases dated April 10, 2003, of Flughafen Wien A.G., which has been published by the Company since our last submission of April 7, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dlw 4/21

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport:
Slower passenger traffic, but solid cargo development in March 2003

The good development of traffic recorded over the first two months slowed in March as a result of the Iraq crisis. The number of passengers declined by 0.5%, and the share of transfer passengers also remained below expectations with a minus of 1.6%. Maximum take-off weight increased by 6.7% and flight movements rose by 5.7% in March. Cargo turnover remained unaffected by the war in Iraq, and showed significant growth of 21.9% to 15,807 tonnes.

Long-haul flights showed highly differing results. Traffic declined to destinations in the USA, but a number of destinations in the Far East showed high growth. Increases were recorded by Bangkok at 29.6%, Tokyo at 49.9% and Osaka at 68.3%. The number of passengers travelling to Peking fell by 28.2% from the prior year level, and declines were also recorded in traffic to Delhi (-27.6%) and Taipei (-5.4%). The impact of the Iraq crisis was partly offset by a satisfactory level of reservations with low-cost airlines

For the first quarter of 2003 the number of passengers rose by 7.1% and the share of transfer passengers increased by 11.3%. Growth was also recorded in maximum take-off weight with a plus of 9.8%, flight movements at 6.9% and cargo at 18.6%.

	March 2003	Change in %	January to March 2003	Change in %
Passengers:	912,060	-0.5	2,520,238	+7.1
Transfer passengers:	317,968	-1.6	901,870	+11.3
Maximum take-off weight (in tonnes):	412,868	+6.7	1,191,286	+9.8
Flight movements (arrival + departure):	15,598	+5.7	44,903	+6.9
Cargo in tonnes (air cargo and trucking):	15,807	+21.9	41,222	+18.6

For additional information contact: Hans Mayer (+43-1-)7007-23000

07/03 .... M/MY .... 10. April 2003


VIE
Vienna
International
Airport